UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rackable Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

750077 10 9

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750077 10 9		Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,573,140(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,573,140(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,140(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.5%(1)

12.	Type of Reporting Person (See Instructions) PN

(1) As of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,573,140(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,573,140(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,140(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.5%(1)

12.	Type of Reporting Person (See Instructions) OO

(1) Represents shares owned by Parthenon Investors II, L.P., as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,573,140(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,573,140(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,140(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.5%(1)

12.	Type of Reporting Person (See Instructions) OO

(1) Represents shares owned by Parthenon Investors II, L.P., as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J&R Founders Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,875(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 54,875(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,875(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%(1)

12.	Type of Reporting Person (See Instructions) PN

(1) As of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J&R Advisors F.F., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,875(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 54,875(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,875 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Represents shares owned by J&R Founders Fund, L.P., as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 7 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCIP Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,301(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 30,301(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,301(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)

12.	Type of Reporting Person (See Instructions) PN

(1) As of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 8 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,301(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 30,301(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,301(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)

12.	Type of Reporting Person (See Instructions) OO

(1) Represents shares owned by PCIP Investors, as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 9 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J&R Investment Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,301(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 30,301(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,301(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%(1)

12.	Type of Reporting Person (See Instructions) OO

(1) Represents shares owned by PCIP Investors, as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 10 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,658,316(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,658,316(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,658,316(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9%(1)

12.	Type of Reporting Person (See Instructions) IN

(1) Represents shares owned by Parthenon Investors II, L.P., J&R Founders’ Fund, L.P. and PCIP Investors, as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9		Page 11 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest K. Jacquet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,658,316(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,658,316(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,658,316(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9%(1)

12.	Type of Reporting Person (See Instructions) IN

(1) Represents shares owned by Parthenon Investors II, L.P., J&R Founders’ Fund, L.P. and PCIP Investors, as of December 31, 2005. As of March 20, 2006, the reporting persons on this Schedule 13G owned less than 5% of the Common Stock of the issuer, in the aggregate.

CUSIP No. 750077 10 9			Page 12 of 13

Item 1.
	(a)	Name of Issuer Rackable Systems, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 1933 Milmont Drive Milpitas, CA 95035

Item 2.
	(a)	Name of Persons Filing
		(i)	Parthenon Investors II, L.P., a Delaware limited partnership (“Parthenon II”);
		(ii)	PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners,” the general partner of Parthenon II);
		(iii)	PCap II, LLC, a Delaware limited liability company (“PCap,” the managing member of PCap Partners);
		(iv)	J&R Founders Fund, L.P., a Delaware limited partnership (“J&R Fund”);
		(v)	J&R Advisors F.F., Inc., a Delaware corporation (“J&R Inc.,” the general partner of J&R Fund);
		(vi)	PCIP Investors, a Delaware general partnership (“PCIP”);
		(vii)	Parthenon Capital, LLC, a Delaware limited liability company (“Parthenon Capital,” the managing partner of PCIP);
		(viii)	J&R Investment Management Company, LLC, a Delaware limited liability company (“J&R LLC,” the managing member of Parthenon Capital);
		(ix)	John C. Rutherford (“Mr. Rutherford,” a managing member of Parthenon Partners, PCap and J&R LLC and a shareholder and director of J&R Inc.); and
		(x)	Ernest K. Jacquet (“Mr. Jacquet,” a managing member of Parthenon Partners, PCap and J&R LLC and a shareholder and director of J&R Inc.)
(i) through (x) collectively, the “Reporting Persons”).
	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business offices of each of the Reporting Persons is c/o Parthenon Capital, Inc., 200 State Street, Boston, Massachusetts 02109.
	(c)	Citizenship

The place of organization of each of the Reporting Persons (other than Mr. Rutherford and Mr. Jacquet) is Delaware. Mr. Jacquet is a citizen of the United States and Mr. Rutherford is a citizen of New Zealand.

	(d)	Title of Class of Securities
Common Stock, par value $0.001 per share (the “Common Stock”)
	(e)	CUSIP Number 750077 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 750077 10 9	Page 13 of 13

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2005, the reporting persons beneficially owned 3,658,316 shares of Common Stock of the issuer. As of March 20, 2006, the reporting persons own, in the aggregate, less than 5% of the issuer’s outstanding Common Stock.

(b)

Percent of class:

As of December 31, 2005, the reporting persons beneficially owned approximately 15.9% of the outstanding shares of Common Stock of the issuer, based upon 23,040,449 shares of Common Stock outstanding on December 31, 2005, according to prospectus filed with the Securities and Exchange Commission on March 10, 2006.

As of March 20, 2006, the reporting persons, in the aggregate, owned less than 5% of the outstanding Common Stock of the issuer.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See response to Item 5 on the attached cover pages
(ii) Shared power to vote or to direct the vote See response to Item 5 on the attached cover pages
(iii) Sole power to dispose or to direct the disposition of See response to Item 5 on the attached cover pages
(iv) Shared power to dispose or to direct the disposition of See response to Item 5 on the attached cover pages

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 2.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of March 20, 2006

PARTHENON INVESTORS II, L.P.

By:	PCAP PARTNERS II, LLC,
its General Partner

By:	PCAP II, LLC,
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

PCAP PARTNERS II, LLC

By:	PCAP II, LLC,
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

PCAP II, LLC

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

J&R FOUNDERS FUND, L.P.

By:	J&R ADVISORS F.F. INC.
its General Partner

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

J&R ADVISORS, INC.

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

PCIP INVESTORS

By:	PARTHENON CAPITAL, LLC,
its Managing Partner

By:	J&R INVESTMENT MANAGEMENT COMPANY, LLC,
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Director, President
and Secretary

PARTHENON CAPITAL, LLC

By:	J&R INVESTMENT MANAGEMENT COMPANY, LLC
its Managing Member

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

J&R INVESTMENT MANAGEMENT COMPANY, LLC

	By:	/s/ John C. Rutherford
		Name:	John C. Rutherford
		Title:	Managing Member

/s/ John Rutherford
John C. Rutherford

/s/ Ernest K. Jacquet
Ernest K. Jacquet

EXHIBIT INDEX

Exhibit 1.                Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.                Identity of members of group filing this schedule.